(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD RELEASES 2019 SUSTAINABILITY REPORT

Vancouver, British Columbia, July 17, 2020 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) (formerly Asanko Gold Inc.) is pleased to announce the publication of its first Sustainability Report under the new Company name. This is the sixth report containing sustainability performance data from the Asanko Gold Mine ("AGM") in Ghana, including certain ESG indicators from Galiano's corporate and project offices. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Galiano.

The 2019 Sustainability Report, prepared in accordance with the 'Core' Global Reporting Initiative ("GRI") Standards, reflects Galiano's corporate and social commitment to increase transparency and improve disclosure.  In 2019, the Company had made sustained progress across a number of ESG indicators.

Sustainability Report Highlights

  Implemented International Council on Mining & Metals (ICMM) safety reporting standards and achieved a Total Recordable Injury Frequency Rate (TRIFR)1 of 1.26, well below the 2019 ICMM benchmark of 3.20
  Recorded zero significant environmental incidents or spills
  Emphasized hiring from local communities with approximately 53% of employees hired locally and a workforce that is over 99% Ghanaian
  Leveraged the presence of the mine for mutual benefit with the host communities, investing over $1 million in local community programs and supporting 307 Ghanaian businesses
  Achieved a 90% score on the 2019 annual Ghana Minerals Commission independent environmental audit
  Became a signatory to the International Cyanide Management Code
  Recognized for a second year in a row by the Ghana Chamber of Mines with the Asanko Gold Mine winning Mining Company of the Year award.

"2019 was a year of transition for the Company which culminated in May this year in a new brand and corporate foundation, reflecting the refreshed business strategy and vision of a sustainable business aimed at long-term value creation," said Greg McCunn, Chief Executive Officer. "I am proud to recognize the joint efforts and strong contribution from the entire team to advance our health and safety performance, enhance environmental management practices, and improve the ways we engage with our key internal and external stakeholders, altogether strengthening our social license to operate.

2020 will see the launch of the Social Responsibility Foundation which will bolster existing local investment programs and enhance partnerships. We have welcomed Judith Mosely to the role of Chair of the Sustainability Committee and Todd Romaine as the EVP of Sustainability, who will take the Company further on this exciting journey to advance our sustainability program and improve our data and disclosure. I look forward to continuing to optimize our flagship asset through exploration opportunities that will help us continue to contribute to socio-economic development in our geographies."

New Brand and Sustainability Strategy

The Company's new brand and executive management open a new chapter for the integration of sustainable principles into the refreshed corporate and business strategy which is focused on a robust exploration program and contribution to socio-economic development in the geographies of operation. The broader sustainability mandate now expands upon the existing site level sustainability programming to further track and align our business with evolving international best practices.

Galiano's Sustainability Commitment

Galiano's mission is to create and grow sustainable value for all stakeholders through the application of best practices in mining and commitment on protecting the health and wellbeing of employees and the environments in which we operate. The Sustainability Report provides our internal framework and sets out our commitment to and progress on integration of socially and environmentally responsible practices at our current and future assets. This report is our annual commitment to transparent disclosure on our non-financial performance across the material topics that have been identified by our internal and external stakeholders

The Report is available on the Company's website, under Sustainability - Reports and Publications.

Notes

1 Total recordable injury frequency rate is per million workforce hours based on 6,366,445 hours worked

Enquiries:

Lynette Gould

SVP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: lynette.gould@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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